                                                                       Exhibit 1

[ROYAL GROUP
TECHNOLOGIES LOGO]

SECOND QUARTER
REPORT

ENDED
MARCH 31
2002


MESSAGE TO SHAREHOLDERS

Royal's second quarter results continued to be in line with our expectations, with organic sales growth of 9% and margins improving by 100 basis points over the same quarter last year. Including sales generated by the acquisition of Marley Mouldings, we achieved sales growth of 21%. During the quarter, we improved working capital use and curtailed capital expenditures, resulting in significantly less cash outflow in our seasonally slower second quarter.

BROAD BASED GROWTH - WITH TWO EXCEPTIONS

During the second quarter, sales growth was broadly based, with all product lines other than Window Coverings and Royal Building Systems and Foreign Operations, posting strong increases. We are encouraged by recent signs that home owners are increasing home improvement activity, evidenced by 28% sales growth in Siding and Roofing Products, 16% organic growth in Custom Profile Products and 20% sales growth in Outdoor Products.

   Our Outdoor Products, which are primarily sold through retail home improvement stores, are off to a strong start to the season. Orders for vinyl fencing and decking for April are much stronger than last year, reflecting strengthening consumer demand and our successful introductions of many innovative pre-assembled systems. The reports that we receive electronically from stores are showing their rates of sales of our Outdoor Products are equally as encouraging.

   We expect the popularity of our unique, high-quality fencing and decking products to continue to strengthen amidst increasing demand to phase out certain types of pressure treated wood. We believe that the fencing and decking market is at the same stage in its life cycle that vinyl window profiles were 20 years ago.

   Royal's sales growth in the first six months of the fiscal year has been held back by Window Covering Products, as well as Royal Building Systems and Foreign Operations. Historically, Window Covering's sales performance has been tied to general economic activity and we expect to gradually see sales activity improve during the year. The improvement will be enhanced by the recent introductions of a series of window covering products, including wood-look horizontal blinds, roller shades and a shutter programme. We are entering growing segments of the window covering market with innovative custom products, becoming less reliant on stock-size vertical window blinds, which have approached a more mature stage in their life cycle.

      While the North American home improvement sector continues to be Royal's primary market, international operations have caused additional drag on overall sales performance. These operations are still in their infancy and therefore we acknowledge that demand patterns will be bumpy. As well, they are immediately impacted by negative international and domestic events.

      In pursuit of smooth and profitable growth in international locations, we now manufacture in our foreign plants some of our core building products in addition to Royal Building Systems(TM) profiles. As an example, vinyl window profiles are being produced in Poland and we are reaching break-even levels in our plant, thanks to incremental sales volumes from window profiles. Our fabricator base in Poland and surrounding countries increases monthly. We are introducing PVC fencing to the European Market, which will be produced at our plant in Poland.

      In China, we are now the largest foreign extruder of PVC window profiles. Our window systems are being specified by numerous developers, particularly for usage in high and medium rise residential buildings, which is the main building type used in the Chinese residential market. We are also having success with the Royal Building Systems(TM) in Industrial and Commercial applications, including various projects in the Song Jiang district of Shanghai. Over 1 million square feet of industrial space will be erected this calendar year in China using the System. As we become better known in China, many opportunities are surfacing to produce additional Royal building products, such as siding which we presently market in China.

PRICE INCREASES TO RECOVER RAW MATERIAL COST INCREASES

There have recently been some increases in prices for PVC resin, which is our largest raw material. It is important to keep these increases in perspective, as prices are well below their zenith in June of 2000. We also need to remember that Royal produces approximately 50% of its own PVC resin and the spread between input costs and PVC pricing have been widening. Finally, and most important, price increases for many finished products have begun to go through. Given that there presently is very little inventory between manufacturers and consumers, manufacturers have more pricing power today than they have had in years.

OUTLOOK

The third quarter has started off positively, with sales growth rates continuing to meet our expectations. We are encouraged by demand patterns from our customers, which are more stable, consistent and predictable. We remain on track to achieve sales of $2 billion in 2002, with margins improving as lower cost raw material works its way through inventory and higher volumes create manufacturing efficiency.

  Thank you for your support as we have invested in new products, new markets and efficient manufacturing expansion, to position us for profitable growth, debt reduction and improving returns.

/s/ Vic De Zen                                      /s/ Douglas Dunsmuir

Vic De Zen                                          Douglas Dunsmuir
Chairman and C.E.O.                                 President


May 25, 2002

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

                                               MAR. 31/02       Sept. 30/01        Mar. 31/01
                                              -----------       -----------       -----------
                                              (UNAUDITED)        (audited)        (unaudited)
ASSETS
Current assets:
Accounts receivable                           $   377,641       $   370,030       $   338,570
Inventories                                       503,474           420,597           477,585
Prepaid expenses and deposits                      29,585            30,609            29,260
                                              -----------       -----------       -----------
                                                  910,700           821,236           845,415

Property, plant and equipment                   1,708,955         1,604,499         1,565,774
Future income tax assets                           26,547            22,847            20,826
Goodwill and other assets                         282,509           245,729           248,075
                                              -----------       -----------       -----------
                                              $ 2,928,711       $ 2,694,311       $ 2,680,090
                                              ===========       ===========       ===========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness                             $   549,947       $   405,367       $   452,987
Accounts payable and accrued liabilities          211,135           211,472           253,963
Term debt due within one year                     103,619            24,635               479
                                              -----------       -----------       -----------
                                                  864,701           641,474           707,429

Term debt                                         468,828           544,861           548,201
Future income tax liabilities                     138,187           127,487           116,924
Minority interest                                  19,965            18,802            20,452

Shareholders' equity:
Capital stock                                     628,733           608,776           607,038
Retained earnings                                 826,303           775,229           675,383
Currency translation adjustments                  (18,006)          (22,318)            4,663
                                              -----------       -----------       -----------
                                                1,437,030         1,361,687         1,287,084
                                              -----------       -----------       -----------
                                              $ 2,928,711       $ 2,694,311       $ 2,680,090
                                              ===========       ===========       ===========


On behalf of the Board:


/s/ Vic De Zen                                           /s/ Ron Goegan

Director                                                 Director
Vic De Zen                                               Ron Goegan
Chairman and C.E.O.                                      Chief Financial Officer

CONSOLIDATED
STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

                                                       3 MONTHS       3 months        6 MONTHS        6 months
                                                         ENDED          ended           ENDED           ended
                                                      MAR. 31/02      Mar. 31/01      MAR. 31/02      Mar. 31/01
                                                      ----------      ----------      ----------      ----------
                                                     (unaudited)     (unaudited)     (unaudited)     (unaudited)
Net sales                                             $ 404,744       $ 334,043       $ 788,964       $ 687,691

Cost of sales and operating expenses                   (323,181)       (301,829)       (629,100)       (583,069)
                                                      ---------       ---------       ---------       ---------
Operating margin                                         81,563          32,214         159,864         104,622

Amortization charges                                    (30,109)        (26,109)        (59,149)        (50,220)
Interest and financing charges                          (13,640)        (13,475)        (27,349)        (27,241)
                                                      ---------       ---------       ---------       ---------

Earnings (loss) before income taxes and minority         37,814          (7,370)         73,366          27,161
interest

(Income taxes) recovery                                 (11,344)          2,432         (22,010)         (8,990)
                                                      ---------       ---------       ---------       ---------

Earnings (loss) before minority interest                 26,470          (4,938)         51,356          18,171

Minority interest                                          (263)           (196)           (282)           (580)
                                                      ---------       ---------       ---------       ---------

Net earnings (loss)                                   $  26,207       $  (5,134)      $  51,074       $  17,591
                                                      =========       =========       =========       =========

Basic net earnings (loss) per share (note 4)          $    0.28       $   (0.06)      $    0.55       $    0.19
                                                      =========       =========       =========       =========

Diluted net earnings (loss) per share (note 4)        $    0.28       $   (0.06)      $    0.55       $    0.19
                                                      =========       =========       =========       =========


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

                                             3 MONTHS        3 months        6 MONTHS       6 months
                                               ENDED          ended            ENDED         ended
                                             MAR. 31/02     Mar. 31/01      MAR. 31/02     Mar. 31/01
                                             ----------     ----------      ----------     ----------
                                            (unaudited)     (unaudited)     (unaudited)    (unaudited)
Retained earnings, beginning of period:      $ 800,096      $ 680,517       $ 775,229      $ 657,792

Net earnings (loss)                             26,207         (5,134)         51,074         17,591
                                             ---------      ---------       ---------      ---------
Retained earnings, end of period             $ 826,303      $ 675,383       $ 826,303      $ 675,383
                                             =========      =========       =========      =========

CONSOLIDATED
STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars, except per share amounts)

                                                          3 MONTHS        3 months        6 MONTHS        6 months
                                                           ENDED           ended           ENDED           ended
                                                         MAR. 31/02      Mar. 31/01      MAR. 31/02      Mar. 31/01
                                                         ---------       ----------      ----------      ----------
                                                        (unaudited)     (unaudited)     (unaudited)     (unaudited)
Cash provided by (used in):

Operating activities:
Earnings (loss) before minority interest                 $  26,470       $  (4,938)      $  51,356       $  18,171
Items not affecting cash                                    30,354          52,293          64,004          81,023
Change in non-cash operating working capital               (50,676)        (68,649)        (69,957)       (101,355)
                                                         ---------       ---------       ---------       ---------
                                                             6,148         (21,294)         45,403          (2,161)

Financing activities:
Increase (decrease) in bank indebtedness                    37,607          61,530         144,580         122,441
Term debt repayments                                          (224)           (112)           (447)           (220)
Issuance of shares under stock option plan                   3,729           1,236          19,957           1,326
                                                         ---------       ---------       ---------       ---------
                                                            41,112          62,654         164,090         123,547

Investing activities:
Acquisition of property, plant and equipment, net          (44,264)        (48,373)        (72,838)       (123,210)
Acquisition of other businesses                                 --              --        (149,250)           (641)
Increase in investments                                        (62)           (600)          9,809          (1,034)
Increase in other assets                                       (50)         (1,047)           (249)         (1,047)
                                                         ---------       ---------       ---------       ---------
                                                           (44,376)        (50,020)       (212,528)       (125,932)

Effect of exchange rate changes                             (2,884)          8,660           3,035           4,546
                                                         ---------       ---------       ---------       ---------
Change in cash, being cash, end of period                $      --       $      --       $      --       $      --
                                                         =========       =========       =========       =========
Operating cash flow, being earnings before
minority interest plus items not affecting cash          $  56,824       $  47,355       $ 115,360       $  99,194
                                                         =========       =========       =========       =========
Basic operating cash flow per share (note 4)             $    0.61       $    0.52       $    1.25       $    1.09
                                                         =========       =========       =========       =========
Diluted operating cash flow per share (note 4)           $    0.60       $    0.51       $    1.24       $    1.06
                                                         =========       =========       =========       =========
Free cash flow (use), being operating cash flow,
less change in non-cash working capital items, less
acquisition of property, plant and equipment             $ (38,116)      $ (69,667)      $ (27,435)      $(125,371)
                                                         =========       =========       =========       =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts)


1. CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures.

      In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2002 and the results of operations and cash flows for the three month and six month periods ended March 31, 2002.

      Currently the Company operates substantially in the North American renovation, remodeling and construction markets, which are seasonal. Accordingly, approximately three-fifths of Company's net sales and operating margin and two-thirds of its net earnings occur in the last two quarters.

2. CHANGE IN ACCOUNTING POLICIES

Except as outlined below, the Company's accounting principles remain unchanged from the most recent fiscal year ended September 30, 2001. For details, please refer to note 1 of the Company's 2001 annual report.

      In August 2001, the Accounting Standards Board of the CICA issued Handbook
Section 3062, Goodwill and Other Intangible Assets. The Company has adopted this effective October 1, 2001. In accordance with the requirements of Section 3062, this change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated.

      Section 3062 replaces the requirement to amortize goodwill with a requirement to test for impairment annually at a reporting unit level. Any impairment loss would be charged against current period earnings and shown as a separate line item in the statement of earnings. As of the date of adoption of
Section 3062, the Company had unamortized goodwill in the amount of $187M which is no longer being amortized. This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $1.5M for the quarter ended and $2.9M for the 6 months ended March 31, 2002. No impairment loss has been recorded in the quarter ended and 6 months ended March 31, 2002.

      Section 3062 requires transitional disclosure of reported net income exclusive of amortization expense related to goodwill that will no longer be amortized for each period presented. Also required is a reconciliation of reported net income to adjusted net income as well as per-share amounts. This disclosure is presented in note 5.


3. SEGMENT REPORTING INFORMATION

                                                    Products           Support          Intra -
                                                    Segment            Segment           Group         Consolidated
                                                  -----------       -----------      -----------       ------------
For the quarter ended March 31, 2002
Net sales                                         $   398,464       $   137,102      $  (130,822)      $   404,744
Operating margin                                       39,607            41,956                             81,563
Amortization charges                                   21,261             8,848                             30,109
Acquisition of property, plant and equipment           26,827            17,437                             44,264
Property, plant and equipment                         822,350           886,425                          1,708,955
Total assets                                        1,743,067         1,185,644                          2,928,711

For the 6 months ended March 31, 2002
Net sales                                         $   767,254       $   284,932      $  (263,222)      $   788,964
Operating margin                                       74,012            85,852                            159,864
Amortization charges                                   41,564            17,585                             59.149
Acquisition of property, plant and equipment           46,505            26,333                             72,838
Property, plant and equipment                         822,530           886,425                          1,708,955
Total assets                                        1,743,067         1,185,644                          2,928,711

For the quarter ended March 31, 2001
Net sales                                         $   325,811       $   169,232      $  (161,000)      $   334,043
Operating margin                                       (4,333)           36,547                             32,214
Amortization charges                                   18,134             7,975                             26,109
Acquisition of property, plant and equipment           37,173            11,200                             48,373
Property, plant and equipment                         711,037           854,737                          1,565,774
Total assets                                        1,502,429         1,177,661                          2,680,090

For the 6 months ended March 31, 2001
Net sales                                         $   668,253       $   351,438      $  (332,000)      $   687,691
Operating margin                                       34,865            69,757                            104,622
Amortization charges                                   34,839            15,381                             50,220
Acquisition of property, plant and equipment           68,904            54,306                            123,210
Property, plant and equipment                         711,037           854,737                          1,565,774
Total assets                                        1,502,429         1,177,661                          2,680,090


Net sales by geographic region for the 3 months ending March 31, 2002 were 67% to the U.S. (2001 - 61%), 26% to Canada (2001 - 28%) and 7% to foreign markets (2001 - 11%) and for the 6 months ended March 31, 2002 were 64% to the U.S. (2001 - 58%), 28% to Canada (2001 - 30%) and 8% to foreign markets (2001 - 12%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts)


4. EARNINGS PER SHARE

Basic and fully diluted net earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding for the three month period of 92,795,090 (2001 - 90,798,986) and 94,470,713 (2001 -
92,863,100) and for the six month period of 92,086,724 (2001 - 90,787,033) and
93,382,957 (2001 - 93,153,760) respectively. As at March 31, 2002, the Company had outstanding 15,935,444 multiple voting shares, 76,981,296 subordinate voting shares, and 9,776,739 options to acquire subordinate voting shares under the Company's employee stock option plan.

5. GOODWILL AND OTHER INTANGIBLE ASSETS - ADOPTION OF SECTION 3062

                                                     3 MONTHS       3 months        6 MONTHS        6 months
                                                      ENDED           ended           ENDED           ended
                                                    MAR. 31/02      Mar. 31/01      MAR. 31/02      Mar. 31/01
                                                    ----------      ----------      ----------      ----------
Reported net earnings (loss)                        $   26,207      $  (5,134)      $   51,074      $   17,591
Add back amortization of goodwill                           --          1,462               --           2,860
                                                    ----------      ---------       ----------      ----------
Adjusted net earnings (loss)                        $   26,207      $  (3,672)      $   51,074      $   20,451
                                                    ----------      ---------       ----------      ----------
Reported basic net earnings (loss) per share        $     0.28      $   (0.06)      $     0.55      $     0.19
Add back amortization of goodwill                           --           0.02            --               0.03
                                                    ----------      ---------       ----------      ----------
Adjusted basic net earnings (loss) per share        $     0.28      $   (0.04)      $     0.55      $     0.22
                                                    ----------      ---------       ----------      ----------
Reported diluted net earnings (loss) per share      $     0.28      $   (0.06)      $     0.55      $     0.19
Add back amortization of goodwill                           --           0.02            --               0.03
                                                    ----------      ---------       ----------      ----------
Adjusted diluted net earnings (loss) per share      $     0.28      $   (0.04)      $     0.55      $     0.22
                                                    ----------      ---------       ----------      ----------


6. BUSINESS DEVELOPMENT

There were no acquisitions in the quarter ended March 31, 2002. During the first quarter ended December 31, 2001, the Company acquired the assets and business of Marley Mouldings LLC ("Marley"). Marley is the largest U.S. manufacturer and marketer of mouldings and millwork made from polyvinylchloride and polystyrene using cellular/foam extrusion technology. Marley is located in Marion, Virginia.

      The purchase closed on December 10, 2001 for a cash price of U.S. $88 million based on the net tangible assets having a value of U.S. $59 million. The results of Marley have been included in the company's financial statements as of this date.

The acquisition is summarized below:

Working capital                      $  21,845
Property, plant and equipment           72,130
                                     ---------
                                     $  93,975
Intangible assets                        7,327
Goodwill                                38,864
                                     ---------
Total purchase price                 $ 140,166
                                     =========

Intangible assets relate to patents and trademarks that continue to be amortized over their estimated useful lives.


MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 21, 2002, AS COMPARED TO THE QUARTER ENDED MARCH 31, 2001

Consolidated net sales for the second quarter grew by 21% to $405 million compared to $334 million for 2001. The growth in sales was primarily due to unit volume increases in most product categories and the inclusion of a full quarter's sales of Marley Mouldings Limited ("Marley"), acquired in December 2001. Excluding the acquisition of Marley, the growth in sales was 9%, consistent with expectations for the quarter.

      Products segment sales for the quarter, excluding Marley, increased $31 million or 10% to $357 million. The Products segment growth was attributed as follows: Custom Profiles sales, excluding Marley, increased 16% reflecting a stronger renovation and remodeling market; Siding and Roofing increased 28% due to a market segment experiencing double digit growth and our own gain in market share; Outdoor Products, primarily sheds and fencing, increased 19% due to new accounts and higher volumes; Housewares and Furniture increased 16% as new product introductions continued to drive solid growth as well as some smoothing of the seasonal variance related to patio furniture sales experienced in the past; Pipe and Fittings increased 9%, reflecting current infrastructure projects and market penetration of our fitting products. Window Covering sales decreased only 1% compared to last year as new window covering products gained penetration, new customers were added and foreign competition abated. Royal Building Systems and Foreign Operations sales decreased 32% as a result of the continuing Argentine situation and the timing of large single projects in other countries.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Support segment sales for the quarter decreased $32 million or 19% to $137 million. Sales in the support segment are largely eliminated on consolidation due to the nature of the Group's vertical integration. Sales of Materials grew 3% reflecting volume growth in the Products segment offset by lower prices. Sales in Machinery & Tooling declined 33% to $14 million as the Group's current capacities reduced the need for near term additions. Sales in the Services category decreased 49% to $29 million, primarily due to the substantial completion of the industrial complex in Woodbridge.

      During the quarter, sales to non-Canadian customers including foreign based sales and exports from Canadian operations increased to 74% or $301 million of total sales from 72% or $240 million for the same period last year. The increase is sales outside of Canada is due primarily to higher exports to the US and the acquisition of Marley.

      The Group's overall operating margin (or "EBITDA"), for the quarter ended March 31, 2002, increased $17 million or 27% to $82 million compared to $64 million last year. EBITDA as a percentage of sales was 20.2% compared to 19.2% last year. The prior year comparatives exclude the $32 million pre-tax additional charge booked in the quarter ended March 31, 2001.

      The following discussion of cost percentages is before the $32 million pre-tax charge booked in the prior year comparatives. Raw material costs as a percentage of sales decreased to 41.3% from 42.1% in the preceding quarter and 43.7% last year due to lower cost raw materials working their way through the system. Labor costs decreased slightly as a percent of sales to 13.8% from 14.0% in the preceding quarter and 14.2% last year as volume increases improved efficiencies. Other manufacturing costs decreased to 10.5% of sales from 12.0% in the preceding quarter as volume increases improved absorption of fixed costs. These costs are up from 9.7% in the same quarter last year as not all capital expenditures had been completed or put into productive use in the prior year. Improvements in the percentages are due to our continued efforts to balance production efficiencies against our initiatives to reduce inventory levels in our Products segment. Selling and distribution costs increased to 14.3% of sales compared to 12.1% in the preceding quarter and 13.6% last year. This is due to higher volumes being shipped into the US market (i.e. higher distribution cost per unit), typically higher costs in this quarter as we prepare for the busy season in the next quarter, and to the impact of the Marley acquisition, which is more in-store and sales oriented. General and administration costs as a percent of sales remained unchanged at 7.4% compared to last year, but are up slightly from the preceding quarter at 6.9%.

      Product segment EBITDA for the quarter ended March 31, 2002 increased to $40 million compared to $28 million last year, excluding the $32 million pre-tax charge booked in the quarter ended March 31, 2001. The increase is due to lower material cost and increased use of our existing plant , labour and infrastructure capacities. Support segment EBITDA for the quarter ended March 31, 2002 increased by $5 million to $42 million compared to $37 million last year. EBITDA as a percentage of sales increased to 30.6% from 21.6% due primarily to lower raw material costs experienced in the Materials category.

      Amortization expense increased $4 million to $30 million from $26 million last year. As a percentage of sales amortization expense is 7.4% compared to 7.8% last year. The higher amortization expense reflects the forth quarter completion last year of the Group's industrial complex in Woodbridge. In the Products segment amortization as a percentage of sales is 5.3% compared to 5.6% last year reflecting added capacities in Custom Profile and Pipe & Fittings product lines. In the Support segment amortization expense as a percentage of sales is 6.5%, up from 4.7% last year, reflecting added capacities in the Materials and Services categories. Effective October 1, 2001 the Company adopted new CICA Handbook Section 3062, Goodwill and Other Intangible Assets (see note 2 to the accompanying quarterly financial statements). This change in accounting policy resulted in a reduction in amortization charges related to goodwill of $1.5 million for the quarter ended March 31, 2002. As disclosed in note 5 of the accompanying quarterly financial statements, this represents approximately $0.015 per share per quarter during fiscal 2001.

      Interest and financing charges remain constant at $13.6 million compared to $13.5 million last year and $13.7 million last quarter. Lower interest rates on floating rate debt is offset by less interest capitalized to assets under construction, $1 million compared to $3 million during the same quarter last year, and an increased amount of debt outstanding for the quarter due to the Marley acquisition.

      During the quarter income tax expense as a percentage of pre-tax earnings decreased to 30% from 33% last year. The rate is consistent with the Group's overall expected effective rate for fiscal 2002 of 30%.

      Net earnings during the quarter are $26 million or 6.5% of sales compared with $16 million or 4.9% of sales in the prior year. The prior year is excluding the additional pre-tax charge of $32 million recorded in the quarter ended March 31, 2001. Including the additional pre-tax charge in the prior year, Royal recorded a net loss of $5 million. On a fully diluted basis, earnings per share for the period was $0.28 compared to $0.18 in the prior period, again excluding the additional pre-tax charge of $32 million ($0.24 after tax). With the additional charge loss per share in the prior year was $0.06. The average number of shares outstanding for the quarter on a fully diluted basis was approximately
94.5 million, up approximately 1.6 million from the prior year.

LIQUIDITY AND CAPITAL RESOURCES

During the quarter the Group generated operating cash flow of $57 million or $0.60 diluted cash flow per share, an increase of 20% over the $47 million or $0.51 per share for the previous year. Free cash flow (defined as cash flow from operations less change in non-cash working capital items, less acquisition of property, plant and equipment) use during the quarter of $38 million represents an improvement of $32 million over the prior year cash flow use of $70 million. Our continuing improvement in free cash flow together with proceeds from the sale of non-strategic assets and from the exercise of options will be directed to reducing our outstanding debt. Due to the seasonal nature of the Building Products Industry the first and second quarters are traditional periods of working capital buildup for spring demand. Non-cash working capital is $700 million at March 31, 2002 compared to $649 million at December 31, 2001 and $610 million at September 30, 2001. At March 31, 2002, approximately $256 million was drawn on the bank credit facility and $296 million of commercial paper was drawn. The Group's $700 million bank credit facility, which also acts as backup credit to its commercial paper outstanding, was effectively 79% utilized. The increase was directly related to the $US88,000,000 acquisition price for Marley in December 2001. The funded debt to capital ratio was 43.5% compared to 43.1% at December 31, 2001 and 43.4% at March 31, 2001. Management believes that the Company's anticipated cash flow from operations and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal natures thereof.

CORPORATE DIRECTORY


CORPORATE OFFICE:
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario
Canada L4L 8Z7

Telephone: (905) 264-0701
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com

SHARES LISTED ("RYG"):
Toronto Stock Exchange,
New York Stock Exchange

INDEX LISTINGS
S&P/TSX60 Index
S&P/TSX Composite Index
Morgan Stanley World Index

TRANSFER AGENTS AND REGISTRARS:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-663-9097 or (416) 981-9633
Facsimile: (416) 981-9507
E-mail: caregistryinfo@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
12039 W. Alameda Parkway, Site 2-2
Lakewood, CO 80228
Tel: (303) 956-5400
Fax: (303) 986-2444

SHAREHOLDER INQUIRIES

Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:

Investor Relations
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: info@royplas.com
Web site: www.royalgrouptech.com

TRADING DATA

                   High        Low       Close        Volume
                   (TSE)      (TSE)      (TSE)      (in 000's)
                                                     TSE/NYSE
                 --------    --------   --------    ----------
Fiscal 2001
Q1               $C 31.40    $C 16.10   $C 18.75      12,740
Q2                  27.20       18.55      23.25      12,135
Q3                  29.50       20.00      27.95      12,739
Q4                  30.00       19.94      23.95      12,763

Fiscal 2002
Q1                  29.49       21.90      29.38      17,216
Q2                  32.40       28.05      30.15      14,460


FORWARD LOOKING STATEMENTS:

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. By their nature, these forward-looking statements involve known and unknown risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of construction activity, changes in product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions, consolidation and restructuring programs, changes in product mix, the growth rate of the markets into which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly markets in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange contracts, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulations, currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. Statements made in this document are made as of May 25, 2002 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.


                        (ROYAL GROUP TECHNOLOGIES LOGO)